

November 9, 2023

Gregg S. Hymowitz
Chief Executive Officer
EG Acquisition Corp.
375 Park Avenue, 24th Floor
New York, NY 10152

      Re: EG Acquisition Corp.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed November 7, 2023
          File No. 001-40444

Dear Gregg S. Hymowitz:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed November 7, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of LGM, page 243

1. Tell us why you have removed disclosures of your non-GAAP financial measures, key operating metrics and results of operations discussions covering the years ended December 31, 2022 and December 31, 2021 in your recent amendment.

    Please restore the content, revised as necessary to address our prior comments and the additional comments in this letter.

2. We note that you added references on pages 117 and 245 to the risk factor disclosure concerning your loss of a significant customer, which resides on page 82, in response to prior comment 4, and have disclosure on page 251 indicating you do not expect GRP revenue in subsequent periods.

    We continue to believe that you will need to provide greater emphasis and clarity on the implications of this event in discussing the pro forma information and the historical results of operations, to include quantification of the effects on each of the last two fiscal years and subsequent interim period on measures of revenue, operating loss, and net loss, along with all of the associated operating metrics.

Please add footnotes having these details to the tabulations on pages 121-128, 136-139, 247, 250 and 251. We reissue prior comment 4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sean M. Ewen, Esq., of Willkie Farr & Gallagher LLP